[Front cover]

Pamet Systems, Inc.
           1999 Annual Report





                    [Image: Pamet Systems logo]

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[Inside front cover]


                               Description of Business


Pamet Systems (the "Company") is a leading provider of information technology application and services for public safety agencies. The Company designs, develops, installs, and supports computer software and data communications systems for agencies primarily serving municipalities with populations under 400,000. The Company also serves campus, public housing, and transit authority police agencies. Pamet Systems' innovative applications automate the acquisition, storage, processing, retrieval, and communication of information for these agencies.

Pamet Systems' principal products comprise an integrated suite of information management and communications systems, the foundation of which are PoliceServer NT, CADServer NT and FireServer NT. PoliceServer NT is an integrated records management system, which stores and manages information about arrests, incidents, accidents, warrants and other police operational data. CADServer NT is a state-of-the-art dispatching system that captures information about incidents and available resources, and manages the rapid and secure dispatch of police and fire agency personnel. FireServer NT is an information management system that provides fire departments with data on structures, fire suppression plans, and hazardous materials management. A number of companion products increase the core applications to include digital imaging, mobile data computing system, mapping, ad hoc reporting, and the recently introduced Investigator's Tool Kit.

The Company's products are currently marketed and installed in the Northeast, Southeast, and Midwest states. Pamet is headquartered in Massachusetts and maintains a sales office in Florida.

The Company was incorporated on November 24, 1987.

PoliceServer NT, FireServer NT, CADServer NT, are trademarks of the Company.


This Annual Report to Stockholders contains statements that are not historical facts. These statements may constitute "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities and Exchange Act of 1934 as amended. Certain, but not necessarily all, of such forward-looking statements can be identified by the use of such words as "believes", "expects", "may", "will", "should", or "anticipates" or the negative thereof or other variations thereon of similar terminology, and/or which include, without limitation, statements regarding the following: market expectation for the NT operating environment; customer acceptance of the Company's NT products; building enhanced capabilities in sales, marketing, client support services and product distribution channels; growth potential in the year 2000; improved profitability; the acceptance of the Investigator's
Toolkit; the positive impact of the Utica, NY NLECTC project; ability to integrate Imaging into the Mobile product; law enforcement trends regarding
E911; adequacy of NT security to prevent tampering; current and ongoing compatibility with federal standards; adequacy of funding and corporate infrastructure to complete the NT development and support operations and anticipated growth; economic and competitive factors affecting market growth and the Company's competitive position within the market; and discussions of strategies involving risk and uncertainties that reflect management's current views. These statements are based on many assumptions and factors and may involve risks and uncertainties. The actual results of the Company or industry results may be materially different from any future results expressed or implied by such forward-looking statements because of factors such as problems in the development of the NT products; insufficient capital resources to complete development and operate the Company; inability to successfully market, sell and support the NT product and associated systems; changes in the marketplace including variations in the demand for public safety software; and changes in the economic and competitive environment. These factors and other information contained in this Form 10-KSB could cause such views, assumptions and factors and the Company's results of operations to be materially different. We undertake no obligation to update publicly and forward-looking statements for any reason even if new information becomes available or other events occur in the future.

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                            To Our Stockholders:


Nineteen ninety-nine was the third year of our three-year reinvestment program in Pamet Systems. We successfully completed the first phase of Pamet's rebirth and repositioning. We delivered and successfully installed our new suite of Microsoft NT platform products, which now set the standard for integration and functionality in the public safety market.

Three years ago, CEO and President David T. McKay and his team committed to focusing Pamet on developing a leading product line and strengthening its customer support. In the fall of 1999, those commitments were delivered within original cost estimates. Market response to our true 32-bit NT core applications, PoliceServer NT, FireServer NT and CADServer NT, has been outstanding. Equally important in a reputation critical industry, Pamet has enhanced its reputation for outstanding customer support.

Our new product suite, which is already installed in five states, provides integration of dispatch, records management, advanced reporting, imaging, mapping (global positioning), and wireless communicationsthat public safety clients are demanding. While we will continue to enhance and adapt our suite, our attention will now shift to enhancing our capabilities in sales, marketing, client support services and channel leverage. Thus, 1999 concluded the beginning phase of repositioning the Company for growth.

During the past year, investors added $1,050,000 in new capital to the equity side of the balance sheet. Early in 2000, our noteholders converted
$1,400,000 of their notes to equity and $170,000 warrants were exercised.

At a speed that could not have been forecast even three years ago, the market will today only accept a real NT based solution. This is forcing a consolidation among the numerous competitors who have sought to survive by bolting a Windows front end and NT base on their non-NT architected legacy applications. Unfortunately for them, such an effort is not a true 32-Bit NT core system, as ours is, and the market is unimpressed. Consequently, many of our former competitors are fading away. Some have been unable to raise the significant funding needed to reengineer their companies or their products acording to market dictates. Others are being challenged by the diversity of platforms they must support and migrate.

We have a consistent installed base of over 130 existing VMS clients. We are offering services to migrate those clients to our new NT product suite and protect their existing investments. Those migrations are already under way.

The market is also moving toward a "shrink wrapped" application solution. Many of our competitors must customize each installation to meet client requirements. Our products have been designed so that the customer has numerous choices as to which options to chose during installation. Thus, our new application suite is proving to be very adaptable and is moving us closer to the point where we may be able to offer customers "Public Safety
Applications in a Box".

The addition of our Investigators ToolKit product has helped us win such important customers as the Law Enforcement Network Demonstration Project in Utica, NY. The project, funded by the U.S. Department of Justice and managed by the National Law Enforcement Corrections Technology Center, will result in a "Best Practices" paper, which is expected to describe the installation as a model of current law enforcement technology for small to mid-sized departments. Furthermore, we have won more than two thirds of the competitive situations we have bid since the introduction of our new product suite.

The shape of our business is also changing. By design, we are selling less hardware, which has raised gross margins above 70% and lowered our working capital requirements. The value added pricing of our NT product suite and maintenance services should enhance our profitability as we grow.

Our challenge will now be to expand our business base while maintaining our excellent reputation for customer service. We have already added sales, marketing and support resources. We will now turn the intensity we have shown in product development to marketing, sales, alternative product distribution channels, partnering, and support activities.

I wish to thank everyone, including our stockholders, financial and business partners, Board of Directors and employees for their continued support and confidence during 1999. The investors demonstrated their confidence and the Pamet team has responded.

Please contact me via telephone or email if you have comments, questions, or suggestions regarding Pamet. Working together we are creating a strong, profitable company that provides leading edge technology solutions to the public safety market.

Sincerely,



[Signed]

Bruce J. Rogow
Chairman

781-631-2783
BruceRogow@pamet.net


Pamet Systems, Inc.
1000 Main Street
Acton, MA 01720
(978) 263-2060
FAX: (978) 263-4158

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                                 The Pieces Are In Place

We Have the Whole Picture

Systems integration has become the watchword in the public safety software market. Until recently, many agencies were willing to have their records, mobile communications and computer aided dispatch all as independent products. The market has come to expect that all these

[Graphic depicting Pamet's Public Safety Software Suite]

products and more should be tightly integrated, with the philosophy that data should be entered only once, and then available anywhere throughout the system.

Public safety personnel understand that each of their information applications is a piece of a total picture. The pieces must fit together seamlessly and harmoniously. Reliability is key. As the systems become more complex, system security has also become paramount. Finally, the law enforcement agencies want technology that will not become dated immediately. They want systems that can be continually updated and added to, so their capital investment is not only protected, but enhanced.

Over the past 30 months, Pamet has migrated from VMS by completely redesigning
its product suite for the Microsoft NT platform.   Pamet Systems now has all
the pieces of the puzzle in place, with a full suite of integrated, feature-rich software on a true 32-bit NT platform.  This places Pamet in an excellent competitive position going into the new millennium.

New Products, Services

In addition to redesigning and reengineering all of Pamet's core products, we have now launched a new product, Investigator's ToolKit. This product gives the public safety officers the ability to record their crime scene investigations via laptop computers. Investigator's ToolKit simplifies the considerable task officers and investigators face when filing state and federal crime reports, completing complex search and arrest warrant requests, and logging and tracking evidence.

In addition, Pamet Systems will soon launch a broader range of service offerings. Besides the traditional product support for our applications, Pamet will begin offering a menu of system support services. These services are intended to add value for some market segments , while generating additional Customer Support revenues.

Customer Feedback

Pamet Systems' customers play an ongoing, vital role in tightly joining the pieces of our software suite. Through dynamic feedback loops, our customers continually provide suggestions to improve both our core NT products and all the peripheral applications. Pamet's corporate philosophy is to work closely with new customers, early adopters and our existing customers to continually evaluate the design, implementation, utility and functionality of our products. Needs change. Demands placed upon our customers change. Our Police and Fire Users Groups are concerned and active and their recommendations about product features and priorities continue to be invaluable.

A New Phase of Corporate Development

Many regional and national vendors have been slow to develop a native mode NT
Public Safety application suite. The impediment is understandable. It is difficult to do technically, and if done improperly, can be financially exorbitant. This has created a window of opportunity for Pamet Systems.
Early indications show our new product suite has broad appeal. It is noteworthy that Pamet's suite has fared well in competition. See the inset item about our Utica, N.Y. contract, as an example of our ability to win business when rigorously compared with other leading vendors.

Given the strength of our new NT-based product suite and the opportunities open to us after almost three years of intense focus on product development, Pamet Systems is now focusing on exploring innovative marketing programs, product packaging alternatives, sales approaches, internet based support, partnerships, distribution alternatives, and new markets. The transition from an engineering and product development focus of the past few years has begun and Pamet is now able to concentrate on customer-focused marketing and sales.


Central N.Y. Law Enforcement Demonstration Project

Pamet Systems won a major contract to install PoliceServer NT, CADServer NT, Mobile Access, and Investigator's Tool Kit software in Utica, NY.

The contract was an important win for Pamet. It is part of a Network
Demonstration Project, which the U.S. Department of Justice is funding and the National Law Enforcement Corrections Technology Center (NLECTC) is managing.
Once the Pamet system has been successfully installed, NLECTC will issue a "Best Practices" paper, which will describe the installation as a model of current law enforcement technology for small to mid-sized departments.

Pamet Systems was recommended by the Utica Police Department after it conducted an exhaustive two-year review of software systems offered by vendors throughout the United States. "Windows NT 32 bit technology, a GUI interface, simplicity of use, and no duplicate entry of information were features that were high on our list," according to Officer Anthony Martino. "Pamet Systems had them all. Tasks were logically organized and they offered a full suite of products."

The success of this high profile demonstration project should have a significant positive impact Pamet's growth.

Installation of the system will be completed by midsummer.


                      Management's Discussion and Analysis of
                   Financial Condition and Results of Operations

Overview

Pamet Systems, Inc. (the "Company" or "Pamet Systems"), founded in 1987, designs and implements broad-based information technology solutions for public safety agencies enabling them to realize cost efficiencies and provide better service. The Company's suite of products is composed of three major components: PoliceServer NT, FireServer NT, and CADServer NT. The Company also offers several companion products including Imaging, Mobile, Advanced
Reporting, JailServer NT and Mapping.  An additional product, the
"Investigator's Tool Kit" is being brought to market in early 2000.  The
Company's revenues consist primarily of sales of these software applications, the associated hardware and systems integration, and support and update service fees.

The Company's revenues for the 12 month period ended December 31, 1999 (the
1999 period) decreased 11.8% to $2,413,534 from $2,736,986 for the 12 month period ending December 31, 1998 (the 1998 period). With the release of the Company's redesigned NT product line in the second half of the 1999 period, the revenues began to shift back to sales of the core products: PoliceServer NT, CADServer NT, and FireServer NT. These core products have been completely rebuilt using modern design tools and databases and the entire suite utilizes the Windows NT operating system. During the previous two years, revenue from sales to new customers of the core VMS-based PoliceServer and FireServer products had been decreasing as potential customers waited for or selected systems that operated on the NT operating system. The decreased system revenue levels during this period were partially replaced by increased sales to existing customers of companion products such as Mobile and Imaging. The shift back to the core products operating in the NT environment that occurred during the latter half of the 1999 period supports the decisions that were made in 1997 to redesign and rebuild the product.

The Company began rebuilding its products on the NT platform late in 1997 at considerable expense. The Company spent over $1.8M during the 1999 period and over $3.5M during the past three years on research and development. This spending in the 1999 period includes $1.2M on outside resources and $.6M of dedicated internal personnel. Although 89.9% of this spending in the 1999 period was on the development of the NT-based suite of products, the Company also purchased the software product rights for the Mapping product during the last quarter of the 1999 period. The acquisition of this product enhances the suite of products now available from the Company. The Mapping product had previously been integrated with PoliceServer and FireServer and had been successfully installed in a number of customer sites.

The Company continues to believe that significant market opportunities exist for its suite of NT-based products based on the following factors. Major federal grant programs continue to be announced that will infuse up to $1.0B over the next four years into the public safety market. In addition, the continuing growth in the number of E911 centers, heightened emphasis on crime in most communities and the awareness by municipalities that computer systems can improve the efficiency and effectiveness of their public safety resources support the belief that the market for the Company's products will continue to grow. The Company has also seen increased emphasis on the coordination of public safety systems between neighboring town, county, and state police organizations. The Company's products are designed and marketed with the option to be used in this type of regional application. Despite what the Company believes are these growth opportunities, the Company remains hampered by the fact that its primary market is the government sector, which is characterized by long lead times and political influence in the decision making process. As a consequence, the Company is pursuing an analysis of complementary markets and adaptations for its products.

The primary challenge that the Company is focusing on during the year 2000 fiscal period is to capitalize on the design efforts that have resulted in a complete suite of NT-based products. To accomplish this, the Company is focusing its efforts on the sales and marketing of its new products. To support these efforts, the Company added a Vice President of Sales during the second quarter of 1999 and a Vice President of Marketing at the start of 2000.

Results of Operations

Year Ended December 31, 1999 vs. Year Ended December 31, 1998.

The Company's net sales decreased 11.8% or $323,452 to $2,413,534 for the 1999 period from $2,736,986 in the 1998 period. Although total revenues decreased during the 1999 period, the contribution to total Company revenues from the sale of the core products increased for the first time in the past two years.
The production release of the NT based product early in the second half of the 1999 period resulted in significant revenues for the Company during the third and fourth quarters of the 1999. The new products have been installed during the 1999 period in five communities representing eight different agencies in three states, compared to two installations of the Beta version of the product in the 1998 period. These new installations in Tennessee, Connecticut and Massachusetts with PoliceServer NT and CADServer NT as the core system in conjunction with additional revenues from the Beta installations resulted in revenues of $751,897 for the 1999 period that were associated with the Company's NT products compared to $92,275 for the 1998 period.

Revenues for the Mobile product decreased $310,335 or 25.3% to $917,833 for the 1999 period from $1,228,168 for the 1998 period. Revenues from the Imaging product decreased 53.9% or $116,313 to $99,483 for the 1999 period from $215,796 for the 1998 period. The decrease in the Mobile and Imaging product sales can be attributed to existing customers refocusing their budgeted capital spending on upgrading their core systems to the Company's new suite of NT applications.

 The Company has continued to see increased revenues from support and update service fees resulting from increases in the installed base and renewal rates of almost 100%. Support revenues increased $149,227 or 26.4% to $713,496 for the 1999 period from $564,269 for the 1998 period. These service revenues represented 29.6 % of the Company's total revenues in the 1999 period versus
20.6% in the 1998 period. The contribution of support will increase in the future periods as new customers, as well as those existing customers that migrate to the NT product, will be charged higher support fees. Migrating customers, who had previously paid 14% of the original software purchase price, will begin paying 19% of the current list price for the new products at the time of conversion.

Cost of sales decreased $377,314 or 32.6% to $779,309 for the 1999 period from $1,156,623 for the 1998 period reflecting reduced sales and the improved margins on many of the Company's products. The Company experienced an improvement in gross margin from 57.7% in the 1998 period to 67.7% in the 1999 period. Substantial increases in margin were attained in several product categories including new systems and Mobile. The gains in the new systems margin can be attributed to the trend of customers to provide their own system hardware, which is less profitable than the software component of sales. The
Mobile margins increased as a result of implementing more favorable pricing strategies and increased teaming with state bid list contractors who provided the hardware to the customer.

Software support and update service revenues delivered traditionally high margins although they decreased from 91.8% in the 1998 period to 86.2% in the 1999 period. This decrease can be attributed to the increase in Mobile installations where support is purchased from Cerulean Technology, Inc. rather than being performed by Pamet employees.

The Company's operating expenses increased $979,587 or 30.4% to $4,202,877 for the 1999 period from $3,223,290 for the 1998 period. The Company's commitment to bringing the NT product successfully to market in 1999 generated significant increases in personnel costs and research and development spending. Of the increases, $601,799 or 61.4% of the increase is associated with research and development spending which can be attributed almost exclusively to NT product development. In addition, over $659,000 of personnel costs are directly related to internal resources devoted to the NT product development and contractors hired exclusively for the development effort. Also, $195,665 of development cost on the NT-based PoliceServer product was capitalized during the 1998 period as this part of the NT project reached technical feasibility. No development costs were capitalized during the 1999 period. The Company continued to use outside resources and employees hired on short-term contracts in the design, development, and testing of these projects creating minimal impact on the long-term financial commitments of the Company for research and development. NT product development will continue throughout 2000 until all modules and functionality of PoliceServer and FireServer including Computer-Aided Dispatch (CAD) have been ported to the NT platform, consistent with market demands. During the 1998 and 1999 periods, virtually all requests for proposals (RFP's) received by Pamet Systems required either a functioning NT system or a transition plan to the NT platform.

Personnel costs increased 29.4% or $457,908 to $2,018,065 for the 1999 period from $1,560,157 for the 1998 period. The major reasons for the increase in personnel spending were the hiring of a Vice President of Sales, Senior
Database Engineer, and a Product Development Engineer for the new
"Investigator's Toolkit"; full year salaries in 1999 for the Customer Support
Manager and Northeast salesperson; and the addition of resources on a short-term basis to support the NT development. Related personnel costs including employer FICA and Medicare costs, health insurance, employment agency fees, and commissions also increased significantly as a result of the new hires. The increased headcount supported the product development effort in 1999 and positions the company to move to a sales and marketing focus in 2000. These strategic additions in head count will also expand the Company's infrastructure to handle the anticipated increase in the level of business in the future. The Company also instituted an employee incentive program late in 1997 that is awarded based on the achievement of Company goals set by the Board of Directors. The amount of these incentive awards has increased significantly over the past two years.

Rent, utilities and telephone increased 3.5% or $4,930 to $144,971 for the 1999 period from $140,041 for the 1998 period. Increased rent expense resulting from the sale and leaseback of the Company headquarters building in August 1999 was offset by reducing the size of the Southeast regional office in Maitland, FL as resources in the Southeast region were reduced through attrition. In addition, telephone costs decreased significantly based on the reduction in lines in the Southeast regional office and reduced long distance telephone rates.

Travel and entertainment expenses decreased $8,811 or 5.6% to $148,992 for the 1999 period from $157,803 for the 1998 period due to more favorable airline fares on frequently traveled routes to the Southeast, reduced attendance at trade shows prior to the production release of the NT products, and a lack of grant seminars in the 1999 period. Partially offsetting these decreases in travel expenses were increased rental car and employee mileage costs resulting from expanding Northeast sales initiatives outside Massachusetts and the installation of two NT based systems in Connecticut.

Spending on professional fees decreased $135,693 or 45.4% to $162,986 for the 1999 period from $298,679 for the 1998 period. Consulting fees contributed
$123,368 or 90.9% of the decrease being reduced from $135,970 in the 1998 period to $12,602 in the 1999 period. The most significant decreases in consulting expenditures can be attributed to completion of several projects including the update of VMS product documentation, the use of a consultant hired to advise the Company on its capital raising initiatives, and the installation of an upgraded financial package. The 1998 documentation effort supported ongoing product quality and customer satisfaction projects relating to the VMS product. These projects were undertaken to ensure that the VMS product was at a steady state as the focus of the Company's resources moved to the NT product and to ease the transition from the VMS product to the NT product for current customers. Currently the Company has an extensive list of users desiring to migrate to the NT-based product as soon as possible. Legal fees decreased 20.0% or $24,494 to $97,812 for the 1999 period from $122,306 for the 1998 as a result of a decrease in legal services required in support of the Company's debt and equity fundraising activities. Accounting fees increased $12,169 or 30.0% due to increased audit and accounting fees.

Depreciation expense increased 60.4% or $54,597 to $144,969 for the 1999 period from $90,372 for the 1998 period reflecting the first full year of amortization on the capitalized PoliceServer NT development expenditures.
This increase was partially offset by the decrease in depreciation resulting from the sale of the headquarters building in August 1999.

Other operating expenses increased 1.3% or $4,857 to $372,127 for the 1999 period from $367,270 for the 1998 period. Significant decreases in spending on trade shows, COPSMore grant seminars and office supplies and equipment were offset by increases in internet access costs, an increased reserve for uncollectible accounts, officer and directors insurance, and tax penalties.

Net interest expense increased to $267,818 for the 1999 period compared to the net interest expense of $164,155 for the 1998 period. This increase reflects accrued interest costs on the convertible promissory notes issued to outside investors as part of the Company's capital raising program. It should be noted that this interest would not be payable if the investors decide to convert their notes to equity. Subsequent to year-end 1999, the Company had commitments from investors to convert $800,000 of the outstanding notes. This
$800,000 represents nearly 50% of the outstanding debt.

The loss for the 1999 period was $(2,836,470) or $(1.00) per share compared to a loss of $(1,807,082) or $(.71) per share for the 1998 period.



Liquidity and Capital Resources

The Company's working capital was a deficit of $(1,501,900) at December 31, 1999 compared to $(1,360,973) at December 31, 1998 due to the current level of research and development spending. During the 1999 period the corporate headquarters building in Acton Massachusetts was sold and a seven-year triple net lease agreement was signed by the Company for the continued use of the facility.

The capital raising program initiated during the 1998 period continued during the 1999 period. During the 1998 period, the Company secured $450,000 of financing in the form of long-term convertible debt, converted $600,000 in lines of credit from Directors to long-term convertible debt, and negotiated a $250,000 vendor line of credit that has supported the CADServer NT development program. During the 1999 period, the Company secured an additional $835,000 of new long-term convertible debt and converted $600,000 of long-term convertible debt secured in 1998 to equity. In addition, the Company renegotiated the $250,000 vendor line of credit rolling it into a $350,000 long-term convertible note. In general, the outstanding convertible debt secured in the 1998 and 1999 periods accrues interest at 11%, has a two-year term, carries the option of conversion of the principal to common stock by the debt holder or repayment of principal and accrued interest by the Company, and has 100% warrant coverage attached that allows for purchase of additional shares of common stock at the conversion price which ranges from $1.45 to $2.50. For detailed information on these convertible promissory notes refer to Note H of the financial statements. In addition to the debt financing received in the 1999 period, the Company secured an additional $650,000 in equity financing in the 1999 period and an investor purchased the warrants related to his long-term convertible note generating an additional $80,000.
The company also has a line of credit with four Directors for up to $300,000 in additional short-term financing. At the end of the 1999 period, the outstanding balance on the line of credit with Directors was $175,000.
Subsequent to year end, the Company received commitments from five noteholders to convert $800,000 of long-term convertible notes to equity, another investor purchased the warrants associated with his note generating another $90,000, and two investors purchased a total of $350,000 of common stock

Cash decreased to $40,207 at December 31, 1999 from $54,817 at December 31,
1998.  Accounts receivable increased to $672,997 at December 31, 1999 from
$537,405 at December 31, 1998 due to the increase in sales during the fourth quarter of 1999 over the same period in 1998. While resources necessary to fund the completion of the NT development program and provide working capital for operations continue to be a focus of concern for the Company, the Company believes that the additional funding which has been secured or committed combined with sales of the Company's NT suite of products should ensure continued operations through the end of the year. If additional funds are required, the Board of Directors is willing to increase its investment or seek additional financing. Failure to acquire the necessary financing could have a material adverse effect on the Company. Backlog at March 24, 2000 was approximately $710,000. The Company is continuing to consider projects to increase its cash position such as activities to raise capital, mergers, acquisitions or other business combinations.

As of December 31, 1999, the Company had accumulated approximately $9,086,000 of federal net operating loss carryforwards that expire beginning in the year
2005. In addition, the Company has state net operating losses to carryforward of $5,887,000 which expire between the years 2000 and 2004. Under the Internal Revenue Code of 1986, as amended, the rate at which a corporation may utilize its net operating losses to offsets income for federal tax purposes is subject to specified limitations during periods after the corporation has undergone an "ownership change". It has been determined that an ownership change did take place at the time of the Company's initial public offering.
However, the limitations on the loss carryforward exceed the accumulated loss at the time of the "ownership change". Thus there is no restriction on its use.

Seasonality

The majority of the Company's installed base has a fiscal year that commences on July 1 and, therefore, the Company bills its customers for their annual software support and update service on July 1 of each year. Consequently, cash flow representing software support revenues has tended to be higher in the second half of the Company's fiscal year, although software support revenues are recognized ratably throughout the fiscal year.

Revenue Recognition

Revenues from software license fees are recognized when a contract has been executed, the product has been delivered, all significant contractual obligations have been satisfied and collection of the related receivable is probable. Maintenance revenues, including those bundled with the initial license fee, are deferred and recognized ratably over the service period.
Consulting and training service revenues are recognized as the services are performed.

Year 2000 Recap

The Company had no major problems reported from any of its customers at the beginning of year 2000. Other than some minor list orientation issues, the application functioned to specification and handled the transition from 1999 to the year 2000. Internally no problems were experienced with any of the administrative systems that the Company depends on for its operations.

Inflation

Inflation has not had a significant impact on the Company's operations to date.


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Pamet Systems, Inc.

BALANCE SHEET
PAMET SYSTEMS, INC.
                                                                December 31
                                                                       1999
                                                                -----------
ASSETS
CURRENT ASSETS
        Cash                                                        $40,207
        Accounts receivable, trade, net of allowance for
          doubtful accounts of $110,000 and factored
          receivables of $268,351                                   619,066
        Accounts receivable, factored                                53,931
        Inventory, net of reserve of $15,000                         11,745
        Prepaid expenses and other current assets                    94,243
                                                                     ------
                TOTAL CURRENT ASSETS                                819,192

PROPERTY AND EQUIPMENT, NET                                         110,590
DEPOSITS                                                             84,190
CAPITALIZED SOFTWARE DEVELOPMENT COSTS, NET                         130,442
                                                                    -------
                                                  TOTAL ASSETS   $1,144,414
                                                                  =========
LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES
        Current portion of long-term debt                           450,000
        Notes payable to related parties                            175,000
        Due to factor                                                57,496
        Accounts payable, trade                                     688,292
        Accounts payable, related parties                            32,241
        Current portion of accrued interest payable
           on long-term debt                                         54,894
        Current portion of deferred gain on sale of land
           and building                                              42,614
        Accrued expenses                                            436,625
        Deferred software maintenance revenue and unearned
           support revenue                                          383,930
                                                                    -------
                TOTAL CURRENT LIABILITIES                         2,321,092

ACCRUED INTEREST PAYABLE on long-term debt, net of current
  portion                                                            86,511
DEFERRED GAIN on sale of land and building, net of current
  portion                                                           238,502
LONG-TERM DEBT, net of current portion                            1,185,000
                                                                  ---------
                TOTAL LIABILITIES                                 3,831,105

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' DEFICIT
        Preferred stock, $.01 par value, 1,000,000 shares
            authorized, none issued                                      --
        Common stock, $.01 par value, 7,500,000 shares
          authorized, 3,285,238 shares issued and outstanding        32,852
        Additional paid-in capital                                6,688,504
        Accumulated deficit                                      (9,408,047)
                                                                  ---------
                 TOTAL STOCKHOLDERS' DEFICIT                     (2,686,691)
                                                                  ---------
        TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT              $1,144,414
                                                                  =========

The accompanying notes are an integral part of these financial statements

STATEMENTS OF OPERATIONS
PAMET SYSTEMS, INC.

                                                    Year Ended December 31,
                                                       1999            1998
                                                  ---------       ---------
Net hardware and software sales                  $1,700,039      $2,172,716
Support revenues                                    713,495         564,270
                                                  ---------       ---------
                TOTAL REVENUES                    2,413,534       2,736,986

Cost of sales                                       779,309       1,156,623
                                                  ---------       ---------
                                  GROSS PROFIT    1,634,225       1,580,363
                                                  ---------       ---------
Operating expenses
        Personnel costs                           2,018,065       1,560,157
        Rent, utilities and telephone               144,971         140,041
        Travel and entertainment                    148,992         157,803
        Professional fees                           162,986         298,679
        Depreciation and amortization               144,969          90,372
        Research and development                  1,210,767         608,968
        Other operating expenses                    372,127         367,270
                                                  ---------       ---------
                TOTAL OPERATING EXPENSES          4,202,877       3,223,290
                                                  ---------       ---------
Loss from operations                             (2,568,652)     (1,642,927)
Interest expense, net                              (267,818)       (164,155)
                                                  ---------       ---------

                NET LOSS                        $(2,836,470)    $(1,807,082)
                                                  =========       =========

Loss per common share                                $(1.00)          $(.71)
                                                       ====            ====


The accompanying notes are an integral part of these financial statements

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
PAMET SYSTEMS, INC.


                   Common Stock     Additional                         Total
                   ------------        Paid-In Accumulated     Stockholders'
                    Shares  Amount     Capital     Deficit   Equity(Deficit)
                 ---------  ------ ----------- -----------   ---------------
BALANCE AT
JANUARY 1, 1998  2,410,250 $24,103 $4,776,821  $(4,764,495)          $36,429


NET LOSS                --      --         --   (1,807,082)       (1,807,082)

CONVERSION OF
STOCK OPTIONS       10,250     102        103           --               205

PRIVATE PLACE-
MENT OF STOCK      125,000   1,250    530,000           --           531,250
                   -------   -----    -------      -------           -------

BALANCE AT
DECEMBER 31,
1998             2,545,500  25,455  5,306,924   (6,571,577)       (1,239,198)



NET LOSS                                        (2,836,470)       (2,836,470)

CONVERSION OF
STOCK OPTIONS       11,750     117      8,860           --             8,977

CONVERSION OF
PROMISSORY
NOTES TO STOCK     315,988   3,160    596,840           --           600,000

CONVERSION OF
WARRANTS TO STOCK   87,000     870    129,130           --           130,000

PRIVATE PLACE-
MENT OF STOCK      325,000   3,250    646,750           --           650,000
                   -------   -----    -------      -------           -------
BALANCE AT
DECEMBER 31,
1999             3,285,238 $32,852 $6,688,504  $(9,408,047)      $(2,686,691)
                 =========  ======  =========    =========         =========


The accompanying notes are an integral part of these financial statements

STATEMENTS OF CASH FLOWS
PAMET SYSTEMS, INC.
                                                     Year Ended December 31,
                                                          1999          1998
                                                     ---------     ---------
OPERATING ACTIVITIES

Net loss                                           $(2,836,470)  $(1,807,082)
Adjustments to reconcile net loss to net
 cash used for operating activities:
   Deferred gain on sale of land and building          (17,184)           --
   Depreciation and amortization                       144,969        90,372
   Interest payable                                         --         4,635
   Provision for losses on accounts receivable,
     trade                                              49,566            --
   Long-term debt incurred for research and
     development                                        75,000            --
   Line of credit and accounts payable, trade-
     vendor incurred for research and development
     subsequently converted to long-term debt          180,066       169,934
   Capitalized software development costs                   --      (195,665)

Changes in operating assets and liabilities:
   Accounts receivable, trade                         (250,403)      243,031
   Accounts receivable, factored                        65,245      (119,176)
   Inventory                                            38,509        39,557
   Prepaid expenses and other current assets           (12,822)      (41,827)
   Restricted cash                                      28,534          (674)
   Deposits                                            (80,000)       (4,190)
   Due to factor                                        (8,484)       65,980
   Accounts payable, trade                             (99,472)      160,537
   Accounts payable, related parties                    11,728        20,513
   Accrued expenses                                    186,472       105,975
   Accrued interest payable on long-term debt          126,291        15,114
   Deferred software maintenance revenue and
    unearned support revenue                            84,459        (9,314)
                                                        ------         -----
       Net cash used for operating activities      $(2,313,996)  $(1,262,280)
                                                     ---------     ---------

INVESTING ACTIVITIES

Expenditures for property
   and equipment                                       (33,914)       (91,590)
Proceeds from sale of land and building              1,089,066             --
                                                     ---------         ------
       Net cash provided by/(used for) investing
        activities                                   1,055,152        (91,590)
                                                     =========         ======

                                                                  (continued)

STATEMENTS OF CASH FLOWS - CONTINUED
PAMET SYSTEMS, INC.
                                                      Year Ended December 3l,
                                                           1999          1998
                                                      ---------      --------
FINANCING ACTIVITIES

Proceeds from long-term debt-convertible
 promissory notes                                       760,000       450,000
Proceeds from related party notes                       250,000       707,561
Payment of related party notes                          (25,000)           --
Payments on mortgage note                              (479,743)      (16,216)
Issuance of capital stock                               738,977       226,820
                                                        -------       -------
       Net cash provided by financing activities      1,244,234     1,368,165
                                                      ---------     ---------

                NET INCREASE (DECREASE) IN CASH         (14,610)       14,295
Cash at beginning of period                              54,817        40,522
                                                         ------        ------
                CASH AT END OF PERIOD                   $40,207       $54,817
                                                         ======        ======

SUPPLEMENTAL DISCLOSURES OF CASH
 FLOWS INFORMATION

Cash paid for interest                                 $123,000      $127,000
                                                        =======       =======

SUMMARY OF NON-CASH FINANCING ACTIVITIES

Note payable-related party converted to long-term
 debt-convertible promissory note                            --       600,000
                                                         ======       =======

Research and development costs financed through line
 of credit and accounts payable, trade-vendor           180,066       169,934
                                                        =======       =======

Note payable-related party and accrued interest
 repaid by issuance of capital stock                     50,000       304,635
                                                         ======       =======

Conversion of related party long-term debt-convertible
 promissory notes to capital stock                      600,000            --
                                                        =======       =======

Line of credit and accounts payable, trade-vendor con-
 verted to long-term debt-convertible promissory note   350,000            --
                                                        =======       =======

Deferred gain as a result of the sale and leaseback
 transaction                                            298,299            --
                                                        =======       =======

Research and development costs financed by long-
 term debt-convertible promissory note                   75,000            --
                                                         ======         =====


The accompanying notes are an integral part of these financial statements

NOTES TO FINANCIAL STATEMENTS
PAMET SYSTEMS, INC.

NOTE A--NATURE OF OPERATIONS

Pamet Systems, Inc. (the Company), a Massachusetts corporation, was formed in November 1987 to engage in the business of designing, developing, installing and servicing computer software systems for the municipal market throughout the United States, principally in the area of public safety. Credit is granted to certain customers, most of which are municipalities. The Company generally does not require collateral.

The Company's backlog at March 24, 2000 was approximately $710,000 (unaudited). Management believes that this level of backlog and its anticipated sales, as well as the funding described below, are adequate to sustain operations through the end of fiscal year 2000.

However, the ultimate success of the Company is still dependent upon its ability to secure financing adequate to meet its working capital and ongoing product development needs. In addition, in order for the Company's operations to be maintained and/or expanded, the Company will need to successfully finish the development of its Microsoft Windows NT computing platform and effectively market these newly developed software applications. Subsequent to year end, the Company had a private placement in which one investor purchased 116,667 shares of the Company's common stock at a price of $3.00 per share. In addition, a convertible promissory noteholder exercised 40,000 warrants at $2.25 per share. Also, five convertible promissory noteholders have agreed to convert $800,000 worth of promissory notes to an equity position. If additional funds are required beyond the related party credit facility that is available as discussed in Note C, the current Board members are willing to increase their investment or seek additional equity financing, as needed. Management believes the Company's current sources of liquidity and funding are adequate to sustain operations. Management is also seeking to enhance the Company's financial position by obtaining permanent additional financing. There can be no assurance, however, that the Company's operations will be sustained or be profitable in the future, that adequate sources of financing will be available at all, when needed or on commercially acceptable terms, or that the Company's product development and marketing efforts will be successful.

NOTE B--SIGNIFICANT ACCOUNTING POLICIES

Property and equipment: Property and equipment are stated at cost and are depreciated on the straight line or accelerated methods over their estimated useful lives.

Inventory: Inventory consists primarily of computer-related supplies and is stated at the lower of cost (first-in, first-out) or market value.

Reclassifications: Certain reclassifications have been made to the 1998 financial statements to conform with the 1999 financial statement presentation. These reclassifications had no effect on net loss for 1998 as previously reported.


                                                                 (continued)

PAMET SYSTEMS, INC.

NOTE B--SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts receivable, factored: The Company factors part of its accounts receivable with recourse, which means that the Company bears the risk of uncollectible accounts over 120 days old. Accounts receivable, factored in the accompanying balance sheet represents the portion of each account held back by the factor. The balance will be remitted to the Company when the respective accounts have been collected.

Due to factor: The balance represents the Company's estimated liability for its factored accounts that will become greater than 120 days old or uncollectible, based on historical collections.

Deferred software maintenance revenue and unearned support revenue: Deferred software maintenance revenue and unearned support revenue represent revenue relating to software support, updates and warranties which the Company has not yet earned. Software maintenance fees are recognized ratably over the period of the service contract. The portion of the maintenance fee associated with the sale of a first time system or software that relates to the initial maintenance period is also recognized ratably over the period of the extended service.

Deferred gain on sale of land and building: The balance represents a deferred gain on the sale of real estate, accounted for as a sale-leaseback transaction. The gain is being amortized and shows as a reduction to rent expense over the term of the lease on a straight-line basis.

Revenue recognition: The Company generally recognizes product revenue upon shipment. Revenues for products with extensive installation requirements under contractual agreements are recognized upon customer acceptance.

Loss per common share: In 1999 and 1998, loss per common share is computed using the weighted average number of shares of common stock outstanding during the period. Diluted per share computations are not presented since the effect would be antidilutive.

Stock-based compensation: The Company measures compensation expense relative to employee stock-based compensation plans using the intrinsic value-based method of accounting as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". However, the Company will disclose the pro forma amounts of net income and earnings per share as though the fair value-based method of accounting prescribed by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", had been applied. See the Stockholders' Equity Note for these disclosures.






                                                                 (continued)

PAMET SYSTEMS, INC.

NOTE B-SIGNIFICANT ACCOUNTING POLICIES (continued)

Capitalized software development costs: Pursuant to Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to
be Sold, Leased or Otherwise   Marketed," the Company capitalizes certain
software development costs once technological feasibility of the related products, as defined in the statement, has been achieved. The establishment of technological feasibility and the ongoing assessment of recoverability of capitalized software development costs require considerable judgment by management with respect to certain external factors, including but not limited to, anticipated future gross revenues, estimated economic life and changes in software and hardware technology. Software development costs incurred prior to achieving technological feasibility as well as certain licensing and other research and development costs are charged to research and development expense as incurred.

Capitalized software development costs are reported at the lower of unamortized cost or net realizable value. Net realizable value is determined by periodically reviewing net capitalized software development costs for impairment based upon current and anticipated product revenue and other changes in circumstances that indicate the carrying amount of the capitalized software development costs may not be fully recoverable. Commencing with the initial product release, these costs are amortized on the straight-line method over the estimated life of the product, generally three to five years. The Company began amortizing software costs on product that was available for sale in the first quarter of 1999. Accumulated amortization of capitalized software costs at December 31, 1999 was $65,223.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes: The Company accounts for income taxes according to the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities and are measured using enacted tax rates and tax laws that will be in effect when the differences are expected to reverse. The primary component of the Company's deferred tax asset as of December 31, 1999, which is fully reserved, is net operating loss carryforwards.

NOTE C--RELATED-PARTY TRANSACTIONS

Compensation: The Company expensed approximately $24,000 in 1999 and $22,000 in 1998 relating to a stockholder and director for financial accounting consulting services. In addition, the Company expensed approximately $360,000 in 1999 and $396,000 in 1998 relating to a Company, in which an employee is a principal, for research and development expenses.


                                                                  (continued)

PAMET SYSTEMS, INC.

NOTE C-RELATED-PARTY TRANSACTIONS (continued)

Notes payable to related parties represent promissory notes payable to two directors. The promissory notes provide a credit facility up to $425,000 to the Company from two officers and two directors. Interest is applied at 11% per annum. Warrants are awarded to the lenders if the notes are utilized for the balance of the note outstanding, for each six month period, at a rate of 1,000 warrants per $10,000 utilized, at the fair market value of the Company's shares on that date. The promissory notes maturity date is June 1, 200l.

Accounts payable, related parties represent non-interest bearing amounts owed to employees and directors for services performed or expense reimbursements.

In addition, during 1999 two stockholders and directors of the Company converted $600,000 of promissory notes to common stock.

NOTE D--PROPERTY AND EQUIPMENT AND ACCUMULATED DEPRECIATION

Property and equipment at December 31, 1999 is as follows:

                                 Balance at                        Balance at
                                  Beginning Additions                  End of
Classification                    of Period   at Cost Retirements      Period
--------------                   ---------- --------- -----------  ----------
 Land                              $231,283   $    --   $(231,283)   $     --
 Building                           758,728        --    (758,728)         --
 Furniture and Fixtures             133,327        --          --     133,327
 Computer Equipment                 451,625    33,914      (3,012)    482,527
 Automobiles                         24,894        --          --      24,894
                                    -------    ------     -------     -------
      TOTALS                     $1,599,857   $33,914   $(993,023)   $640,748
                                  =========    ======     =======     =======


Accumulated depreciation at December 31, 1999 is as follows:

                                 Balance at  Additions             Balance at
                                  Beginning    Charged                 End of
Classification                    of Period to Expense Retirements     Period
--------------                   ---------- ---------- ----------- ----------
 Building                          $184,194    $15,051   $(199,245)  $     --
 Furniture and Fixtures             123,162      4,228          --    127,390
 Computer Equipment                 328,493     57,736      (3,012)   383,217
 Automobiles                         16,820      2,731          --     19,551
                                    -------     ------     -------    -------
      TOTALS                       $652,669    $79,746   $(202,257)  $530,158
                                    =======     ======     =======    =======

                                                                  (continued)


NOTES TO FINANCIAL STATEMENTS-CONTINUED
PAMET SYSTEMS, INC.

NOTE E--ACCRUED EXPENSES


Accrued expenses consist of the following at December 31, 1999:

Accrued payroll and vacation                           $300,174
Accrued and withheld payroll taxes                       68,685
Other                                                    67,766
                                                        -------
                                                       $436,625
                                                        =======

NOTE F--LONG-TERM DEBT

Long-term debt represents convertible promissory notes with five year detachable warrants. The promissory notes may be converted to common stock no more frequently than four times per year at an amount of not less than $25,000. No interest shall be deemed to have accrued or be payable on any portion of a note converted prior to maturity. The conversion price, maturity dates and the warrants available on each note are as follows:

Convertible promissory note with five year detachable
warrants, which allow  the noteholder to purchase up to
20,000 shares of common stock at $2.50 per  share.  No
warrants have been exercised at December 31, 1999.  The
principal  amount of the note may be converted to common
stock at $2.50 per share, at the  noteholder's option as
described above.  No principal has been converted to  common stock at December 31, 1999.  The interest rate on the note is
11% per  year and interest expense in fiscal year 1999 was
$5,500.  Total interest  accrued on the note at December 31,
1999 was $5,771.  Both the principal  balance of the note and unpaid accrued interest are due on December 13, 2000.  See
the subsequent event footnote.                                      50,000

Convertible promissory note with five year detachable
warrants, which allow  the noteholder to purchase up to
172,413 shares of common stock at $1.45 per  share.  No
warrants have been exercised at December 31, 1999.  The
principal  amount of the note may be converted to common
stock at $1.45 per share, at the  noteholder's option as
described above.  No principal has been converted to  common stock at December 31, 1999.  The interest rate on the note is
11% per  year and interest expense in fiscal year 1999 was
$27,500.  Total interest  accrued on the note at December 31,
1999 was $31,192.  Both the principal  balance of the note
and unpaid accrued interest are due on November 12, 2000.
See the subsequent event footnote.                                 250,000



                                                                (continued)

PAMET SYSTEMS, INC.

NOTE F-LONG-TERM DEBT (continued)

Convertible promissory note with five year detachable
warrants, which allow the noteholder to purchase up to
40,000 shares of common stock at $2.50 per share.  During
1999 the noteholder exercised all 40,000 warrants at a
discounted price of $2.00 per share.  The principal amount of the note may be converted to common stock at $2.50 per
share, at the noteholder's option as described above.  No
principal has been converted to common stock at December 31,
1999.  The interest rate on the note is 11% per year and
interest expense in fiscal year 1999 was $11,000, Total
interest accrued on the note at December 31, 1999 was
$11,663.  Both the principal balance of the note and unpaid
accrued interest are due on December 9, 2000.  See the
subsequent event footnote.                                         100,000

Convertible promissory note with five year detachable
warrants, which allow the noteholder to purchase up to
20,000 shares of common stock at $2.50 per share.  No
warrants have been exercised at December 31, 1999.  The
principal amount of the note may be converted to common
stock at $2.50 per share, at the noteholder's option as
described above.  No principal has been converted to common
stock at December 31, 1999.  The interest rate on the note is
11% per year and interest expense in fiscal year 1999 was
$5,500.  Total interest accrued on the note at December 31,
1999 was $5,862.  Both the principal balance of the note and unpaid accrued interest are due on December 7, 2000.  See the
subsequent event footnote.                                          50,000

Convertible promissory note with five year detachable
warrants, which allow the noteholder to purchase up to
40,000 shares of common stock at $2.50 per share.  No
warrants have been exercised at December 31, 1999.  The
principal amount of the note may be converted to common
stock at $2.50 per share, at the noteholder's option as
described above.  No principal has been converted to common
stock at December 31, 1999.  The interest rate on the note is
11% per year and interest expense in fiscal year 1999 was
$10,367.  Total interest accrued on the note at December 31,
1999 was $10,367.  Both the principal balance of the note and unpaid accrued interest are due on January 21, 2001.  See the
subsequent event footnote.                                         100,000

Convertible promissory note with five year detachable
warrants, which allow the noteholder to purchase up to
100,000 shares of common stock at $2.50 per share.  No
warrants have been exercised at December 31, 1999.  The
principal amount of the note may be converted to common
stock at $2.50 per share, at the noteholder's option as
described above.  No principal has been converted to common
stock at December 31, 1999.  The interest rate on the note is
11% per year and interest expense in fiscal year 1999 was
$24,863.  Total interest accrued on the note at December 31,
1999 was $24,863.  Both the principal balance of the note and unpaid accrued interest are due on February 7, 2001.  See the
subsequent event footnote.                                         250,000

                                                               (continued)

PAMET SYSTEMS, INC.

NOTE F-LONG-TERM DEBT (continued)

Convertible promissory note with five year detachable
warrants, which allow the noteholder to purchase up to
14,000 shares of common stock at $2.50 per share.  No
warrants have been exercised at December 31, 1999.  The
principal amount of the note may be converted to common
stock at $2.50 per share, at the noteholder's option as
described above.  No principal has been converted to common
stock at December 31, 1999.  The interest rate on the note is
11% per year and interest expense in fiscal year 1999 was
$2,489.  Total interest accrued on the note at December 31,
1999 was $2,489.  Both the principal balance of the note and
unpaid accrued interest are due on May 9, 2001.                     35,000

Convertible promissory note with five year detachable
warrants, which allow the noteholder to purchase up to
175,000 shares of common stock at $2.50 per share.  No
warrants have been exercised at December 31, 1999.  The
principal amount of the note may be converted to common
stock at $2.50 per share, at the noteholder's option as
described above.  No principal has been converted to common
stock at December 31, 1999.  The interest rate on the note is
11% per year and interest expense in fiscal year 1999 was
$26,219.  Total interest accrued on the note at December 31,
1999 was $26,219.  Both the principal balance of the note and
unpaid accrued interest are due on May 13, 2001.                   375,000

Convertible promissory note to a vendor with five year
detachable warrants, which allow the noteholder to purchase
up to 140,000 shares of common stock at $2.50 per share.  No warrants have been exercised at December 31, 1999.  The
principal amount of the note may be converted to common
stock at $2.50 per share, at the noteholder's option as
described above.  No principal has been converted to common
stock at December 31, 1999.  The interest rate on the note is
11% per year and interest expense in fiscal year 1999 was
$22,573.  Total interest accrued on the note at December 31,
1999 was $22,573.  Both the principal balance of the note and
unpaid accrued interest are due on May 31, 2001.                   350,000

Convertible promissory note to a vendor with five year
detachable warrants, which allow the noteholder to purchase
up to 7,500 shares of common stock at $2.19 per share.  No
warrants have been exercised at December 31, 1999.  The
principal amount of the note may be converted to common
stock at $2.19 per share, at the noteholder's option as
described above.  No principal has been converted to common
stock at December 31, 1999.  The interest rate on the note is
11% per year and interest expense in fiscal year 1999 was
$407.  Total interest accrued on the note at December 31,
1999 was $407 and unlike the notes above is to be paid
quarterly.  Both the principal balance of the note and unpaid
accrued interest are due on December 13, 2001                       75,000
                                                                    ------
                                                                 1,635,000
                  Less current portion of long-term debt           450,000
                                                                   -------
                                                                 1,185,000
                                                                 =========

                                                               (continued)

PAMET SYSTEMS, INC.

NOTE F-LONG-TERM DEBT (continued)

The notes are shown at face value because the value attributed to the detachable warrants was considered not material. Subsequent to year end noteholders have committed to convert $800,000 of the above principal to the Company's common stock.

Annual principal maturities of long-term debt are as follows:
        Year ending     December 31, 2000                 450,000
                        December 31, 2001               1,185,000
                                                        ---------
                                                        1,635,000
                                                        =========

NOTE G--STOCKHOLDERS' EQUITY

Stock-based compensation expense under the fair value-based method of accounting would have resulted in pro forma net loss and loss per common share approximating the following amounts:

                                   1999                        1998
                        -------------------------   ------------------------
                        As Reported     Pro Forma   As Reported    Pro Forma
                        -----------     ---------   -----------    ---------
Net loss                $(2,836,470)  $(3,199,775)  $(1,807,082) $(2,077,835)
                          =========     =========     =========    =========

Loss per common share        $(1.00)       $(1.13)        $(.71)       $(.82)
                               ====          ====           ===          ===

The fair value of each option granted during 1999 and 1998, reflecting the basis for the above pro forma disclosures, was determined on the date of grant using the Black-Scholes option-pricing model. The following assumptions were used in determining fair value through the model:

                                         1999               1998
                                     ------------       ------------
Expected Life                          5-8 years*         5-8 years*
Risk-free interest rate              4.51%-6.00%*       4.10%-5.93%*
Expected Volatility                         116%               119%


*Amounts vary due to graded vesting for options granted to employees and differences between options granted to employees and options granted to directors.


                                                               (continued)

PAMET SYSTEMS, INC.

NOTE G--STOCKHOLDERS' EQUITY (continued)

The Company recognizes forfeitures as they occur.

The application of fair value-based accounting in arriving at the pro forma disclosures above is not an indication of future income statement effects. The pro forma disclosures do not reflect the effect of fair-value accounting on stock-based compensation awards granted prior to 1995, if any.

Stock Option Plans: In 1990, the Company adopted a Stock Option Plan under which the Board of Directors may grant incentive or non-qualified stock options to employees, directors and consultants of the Company. The maximum number of shares of stock subject to issuance under the 1990 Stock Option Plan is 400,000 shares. These options, of which a total of 126,750 had been exercised at December 31, 1999, are exercisable within a ten-year period from the date of the grant, and are generally fully exercisable when issued to directors and exercisable 20% per year and continuing over five years for employees (based on continual employment) and consultants. The options are not transferrable except by will or domestic relations order. The option price per share under the Plan is not less than the fair market value of the shares on the date of grant.

Stock option activity for the 1990 Stock Option Plan for the two year period ended December 31, 1999 is as follows:
                                                       Weighted Average
                                               ------------------------------
                       Number  Exercise Price  Exercise Fair Value    Remain-
                   Of Options       Per Share     Price   at Grant   ing Life
                   ----------  --------------  -------- ----------   --------
Outstanding
January 1, 1998       291,000      $.02-$5.50     $1.21            3.49 years
Cancelled             (13,000)    $1.44-$3.50
Exercised             (10,250)           $.02      $.02
                       ------      ----------
Outstanding
December 31, 1998     267,750      $.02-$5.50     $1.20            2.55 years
Granted                13,800           $2.50     $2.50       2.07
Cancelled                (800)          $ .02
Exercised              (7,500)          $ .02     $ .02
                        -----       ---------
Outstanding
December 31, 1999     273,250      $.02-$5.50     $1.30            1.78 years
                      =======       =========
Exercisable at
December 31, 1999     243,250      $.02-$5.50     $1.15
                      =======       =========
Exercisable at
December 31, 1998     203,950      $.02-$5.50      $.95
                      =======       =========


                                                                  (continued)

PAMET SYSTEMS, INC.

NOTE G--STOCKHOLDERS' EQUITY (Continued)

Available for Grant At
December 31, 1999                 --
                              ======
Available for Grant At
December 31, 1998             13,000
                              ======

In 1998, the Company adopted a Stock Option Plan under which the Board of Directors may grant incentive or non-qualified stock options to employees, directors and consultants of the Company. The maximum number of shares of stock subject to issuance under the 1998 Stock Option Plan is 250,000 shares. These options, of which at total of 3,250 had been exercised at December 31, 1999, are exercisable within a ten-year period from the date of the grant, and are generally fully exercisable when issued to directors and exercisable 25% per year and continuing over four years for employees (based on continual employment) and consultants. The options are not transferable except by will or domestic relations order. The option price per share under the Plan is not less than the fair market value of the shares on the date of grant.


Stock option activity for the 1998 Stock Option Plan for the two year period ended December 31, 1999 is as follows:

                                                     Weighted Average
                                               ------------------------------
                       Number  Exercise Price  Exercise   Fair Value  Remain-
                   Of Options       Per Share     Price     at Grant ing Life
                   ----------  --------------  --------   ---------- --------
Outstanding
January 1, 1998            --              --        --
Granted to Directors    15,000          $1.37     $1.37        $1.14
Granted to Officer      50,000          $1.37     $1.37        $1.14
Granted to Employees    27,500          $1.87     $1.87        $1.56
                        ------           ----
Outstanding
December 31, 1998       92,500    $1.37-$1.87     $1.52                  5.54
                                                                        years
Granted to Officers     27,250    $1.50-$2.50     $2.32   $1.24-2.07
Granted to Employees   145,250    $1.50-$3.19     $1.95   $1.24-2.65
Exercised               (3,250)         $1.87     $1.87
Cancelled              (15,000)         $1.37     $1.37
                        ------           ----

Outstanding                                                              5.12
December 31, 1999      246,750    $1.37-$3.19     $1.87                 years
                       =======     ==========

                                                                  (continued)

PAMET SYSTEMS, INC.

NOTE G--STOCKHOLDERS' EQUITY (Continued)

Exercisable at
December 31, 1999       84,375    $1.37-$3.19     $2.02
                        ======     ==========     =====
Exercisable at
December 31, 1998           --
                        ======
Available for Grant at
December 31, 1999           --
                        ======
Available for Grant at
December 31, 1998      157,500
                       =======

During 1999 the Company issued stock options to directors outside of any formalized plan. During 2000, it is expected the Company will adopt a Non-Employee Director Stock Option Plan (the NED Plan) for outside directors. These options, of which none had been exercised at December 31, 1999, are exercisable within a ten-year period from the date of the grant, and are generally exercisable at 33% per year. The options are not transferable except by will or domestic relations order. The option price per share is not less than the fair market value of the shares on the date of the grant.

Stock option activity for the directors for the one year period ended December
31, 1999 is as follows:

                                                     Weighted Average
                                                -----------------------------
                       Number  Exercise Price   Exercise  Fair Value  Remain-
                   Of Options       per Share      Price    at Grant ing Life
                   ----------  --------------   --------  ---------- --------
Outstanding
January 1, 1999            --              --         --
Granted to Directors    53,000    $1.37-$2.50      $1.46  $1.13-$2.07
                        ------     ----------
Outstanding
December 31, 1999       53,000    $1.37-$2.50      $1.43              5 years
                        ======     ==========
Exercisable at
December 31, 1999       37,700    $1.37-$2.50      $1.46
                        ======     ==========
Available For Grant at
December 31, 1999      197,000
                       ========

Subsequent to December 31, 1999, options representing 6,000 share were granted to Directors at an exercise price of $3.88.

                                                                   (continued)

PAMET SYSTEMS, INC.

NOTE G--STOCKHOLDERS' EQUITY (Continued)

In addition, the Company also issued additional stock options and warrants outside of any formalized plan. The stock options are exercisable within a ten-year period from the date of grant and are generally fully exercisable when issued to directors and exercisable 25% per year and continuing over four years for employees (for options based on continual employment) and consultants. The warrants are exercisable within a five year period from the date of grant and are generally fully exercisable when issued. The options and warrants are not transferable except by will or domestic relations order. The option or warrant price per share is not less than the fair market value of the shares on the date of grant.

Stock option and warrant activity for stock options and warrants issued outside a formalized plan for the two year period ended December 31, 1999 is as follows:

                                                      Weighted Average
                                                -----------------------------

                    Number of  Exercise Price   Exercise  Fair Value  Remain-
             Options/Warrants       Per Share      Price    at Grant ing Life
             ----------------  --------------   --------  ---------- --------
Outstanding                                                              5.94
 January 1, 1998      373,000      $.68-$4.25      $2.10                years

Options granted
 to Directors          10,000           $4.00      $4.00       $3.36

Options granted
 to Employees          40,000     $3.25-$4.75      $4.38 $2.73-$3.56

Warrants granted
 to Directors         181,250     $2.50-$4.25      $2.84 $2.09-$3.57

Warrants granted to
 Convertible Debt
 Holders              252,413     $1.45-$2.50      $1.78 $2.09-$1.21

Options cancelled      (7,500)          $2.75
                      -------      ----------
Outstanding                                                              4.80
 December 3l, 1998    849,163      $.68-$4.75      $2.45                years


                                                                  (continued)

PAMET SYSTEMS, INC.

NOTE G-STOCKHOLDERS' EQUITY (continued)
                                                      Weighted Average
                                               ------------------------------
                    Number of  Exercise Price  Exercise   Fair Value  Remain-
             Options/Warrants       Per Share     Price     at Grant ing Life
             ----------------  --------------  --------   ---------- --------
Options Granted
 to Officer            56,200           $2.50     $2.50       $2.07

Warrants Granted
 to Officers            2,500           $2.50     $2.50       $2.07

Warrants Granted
 to Directors         162,546     $2.50-$3.19     $2.57 $2.07-$2.65

Warrants Granted
 to Convertible
 Debt Holders         444,000           $2.50     $2.50       $2.07

Warrants Granted
 to new Stockholders  325,000           $2.50     $2.50       $2.08

Warrants Granted to
 Consultant/Debt
 Holders for goods
 and services
 provided              37,500     $2.19-$2.50     $2.44 $1.82-$2.07

Options Exercised      (1,000)          $2.75     $2.75

Warrants Exercised    (87,000)    $0.80-$2.00     $1.70

Warrants Cancelled     (8,000)          $0.80
                      -------      ----------

Outstanding                                                              4.34
December 31,1999    1,780,909     $0.68-$4.75     $2.52                 years
                    =========      ==========
Exercisable at
December 31, 1999   1,644,459     $0.68-$4.75     $2.48
                    =========      ==========
Exercisable at
December 31, 1998     306,625     $0.68-$4.75     $2.60
                      =======      ==========


Subsequent to December 31, 1999, options representing 25,000 shares were granted to a new marketing director at an exercise price of $3.88.

NOTE H-EARNINGS PER SHARE DISCLOSURE

Earnings per share disclosures for the two year period ended December 31, 1999 are as follows:
                                       For the Year Ended December 31, 1999
                                       --------------------------------------
                                                      Weighted-     Per Share
                                       Income    Average Shares        Amount
                                       ------    --------------     ---------
Basic loss per common share

Income available to common
 stockholders                     $(2,836,470)        2,838,728        $(1.00)
                                    =========         =========          ====

                                                                  (continued)

PAMET SYSTEMS, INC.

NOTE H-EARNINGS PER SHARE DISCLOSURE (continued)

                                      For the Year Ended December 31, 1998
                                      ---------------------------------------
                                                      Weighted-     Per Share
                                      Income     Average Shares        Amount
                                      ------     --------------     ---------
Basic loss per common share

Income available to common
 stockholders                    $(1,807,082)         2,529,408         $(.71)
                                   =========          =========           ===

NOTE I--INCOME TAXES

During 1999, the Company recorded deferred tax assets for the benefit of net operating losses in the amount of $606,000. The cumulative amount of these assets, which is $1,838,000 at December 31, 1999 is fully reserved. Due to the Company's history of operating losses, management has concluded that realization of the benefit is not likely.

At December 31, 1999, the Company has federal net operating loss carryforwards of $9,086,000 that expire beginning in the year 2005. Additionally, the Company has Massachusetts state net operating losses to carryforward which expire as follows:

                               Year Ending
                               December 31,            Amount
                               ------------            ------
                                   2000            $  514,000
                                   2001                    --
                                   2002               980,000
                                   2003             1,752,000
                                   2004             2,641,000
                                                    ---------
                                                   $5,887,000
                                                    =========

NOTE J-COMMITMENTS AND CONTINGENCIES

Lease: During 1999, the Company entered into a real estate transaction in which it sold its main operating facility and land to an unaffiliated third party and leased the property back. The lease is being accounted for as an operating lease. The transaction resulted in a gain of approximately $298,000, that the Company has deferred and will recognize as a reduction to rent expense over the term of the lease (see Note B). The proceeds from the sale of the building were used to fully repay the outstanding mortgage note payable on the building. The lease agreement is for 7 years through August 2006 with a 5 year renewal option available. The monthly base rent for the first three years is $12,997. For years four through seven the monthly base rent increases to $14,564. For the second through seventh year, rent may be further increased by multiplying the base rent for the preceding year by the percentage increase in the Consumer Price Index for Urban Wage Earners and Clerical Workers, up to a maximum of a three percent increase per annum.


                                                                  (continued)

PAMET SYSTEMS, INC.

NOTE J-COMMITMENTS AND CONTINGENCIES (continued)

Future minimum lease payments are as follows:

                              Year ending
                             December 31,            Amount
                             ------------            ------
                                2000             $  155,961
                                2001                155,961
                                2002                162,229
                                2003                174,765
                                2004                174,765
                             Thereafter             279,056
                                                    -------
                                TOTAL            $1,102,752
                                                  =========

Employment Contracts

On May 3, 1999 the Company entered into a joint venture and service agreement with Hanahan Computer Designs. As part of the agreement Pamet has obtained the right to a product and has an employment agreement with the owner of Hanahan Computer Designs.

Under the joint venture agreement, Hanahan Computer Designs will receive royalties of fifty percent of gross sales of the product until June 30, 2002, subject to a maximum aggregate royalty payment of $170,000. Thereafter, the owner of Hanahan Computer Designs will receive a thirty percent commission on all his sales of this product.

Under the Hanahan employment agreement which runs through June 30, 2002, a minimum salary of $90,000 per annum is payable. The employee also is eligible of an annual bonus for up to 15% of his annual salary.

In addition, the Company has employment agreements with three key management employees through December 2000 that total $319,500 per year.

NOTE K-SIGNIFICANT ACCOUNTS RECEIVABLE, TRADE/CUSTOMERS

Amounts due from three customers represented approximately 48% of total accounts receivable-trade, outstanding at December 31, 1999.

Sales to one customer represented approximately 12% of total revenues for the year ended December 31, 1999. There were no sales to individual customers that were greater than 10% of total revenues for the year ended December 31, 1998.



                                                                  (continued)

PAMET SYSTEMS, INC.

NOTE L-MAJOR SUPPLIER

The Company obtained approximately 46% of its merchandise from one supplier in 1999. Management believes that if this supplier ceased providing software, the Company could find alternative suppliers, although there would be a short interruption of this line of business as the new software was integrated with the Company's products.

NOTE M--PROFIT SHARING PLAN

The Company has a qualified contributory profit sharing plan [401(k) Plan]. The Plan covers all employees meeting certain age and service requirements. Employee contributions are voluntary, based on specific percentages of compensation. The Plan also provides for contributions by the Company in any amount approved by the Board of Directors. During 1999 and 1998, the Board elected to make contributions equal to 15% of employee contributions. The employees' and employer's contributions may not exceed maximum amounts established by the Internal Revenue Code. Total Company contributions to the plan were $11,183 during 1999 and $8,635 during 1998.

NOTE N-RESEARCH AND DEVELOPMENT

Research and development costs in the current year represent costs associated with developing a Microsoft Windows NT computing platform for the Company's current computer applications as well as developing accompanying software support applications for the NT system.

Included in personnel costs are approximately $660,000 relating to personnel who have worked exclusively on the development of the Company's NT computing platform and supporting applications during fiscal year 1999.

NOTE O-SUBSEQUENT EVENTS

In January 2000, a convertible promissory noteholder exercised 40,000 warrants at a discounted price of $2.25 per share.

During March 2000, the Company had a private placement in which an investor purchased 116,667 shares of the Company's common stock at a price of $3.00 per share.

Five convertible promissory noteholders have agreed to convert $800,000 worth of promissory notes to the Company's common stock. The Company had recorded approximately $90,000 of accrued interest relating to these notes as of December 31, 1999.


                                                               (continued)

PAMET SYSTEMS, INC.

NOTE P--QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for 1999 and 1998 is as follows:

                                      Quarter Ended
                 ------------------------------------------------------------
                 March 31,       June 30,        September 30,   December 31,
                      1999           1999                 1999           1999
                 ---------       --------        -------------   ------------
Revenues          $395,790       $576,594             $530,907       $910,243
Gross Profit       246,011        342,536              346,279        699,399
Operating Loss    (557,077)      (394,737)            (301,988)    (1,314,850)
Net Loss          (631,137)      (443,908)            (377,611)    (1,383,814)
Loss per share       $(.25)         $(.15)               $(.13)         $(.46)


                                      Quarter Ended
                 ------------------------------------------------------------

                 March 31,       June 30,        September 30,   December 31,
                      1998           1998                 1998           1998
                 ---------       --------        -------------   ------------
Revenues          $604,163       $897,304             $597,429       $638,090
Gross Profit       310,032        474,035              376,954        419,342
Operating Loss    (417,412)      (424,087)            (234,688)      (566,740)
Net Loss          (441,061)      (460,300)            (283,146)      (622,575)
Loss per share       $(.17)         $(.18)               $(.11)         $(.25)


Loss per share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly loss per share information may not equal annual loss per common share as reported on the statement of operations

                         REPORT OF INDEPENDENT AUDITORS


Board of Directors and Stockholders
Pamet Systems, Inc.


We have audited the accompanying balance sheet of Pamet Systems, Inc. as of December 31, 1999, and the related statements of operations, stockholders' equity (deficit) and cash flows for each of the two years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pamet Systems, Inc. as of December 31, 1999, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

The Company has incurred significant losses from operations in each of the last two years (See Note A).

CARLIN, CHARRON & ROSEN LLP


March 24, 2000

                              Market for the Company's
                  Common Equity and Related Stockholder Matters.

    Shares of the Company's Common Stock are available for trading on the Nasdaq Stock Market over-the-counter exchange. The Common Stock is quoted under the symbol PAMT.

    The following table sets forth the high and low bid prices of the Common Stock as quoted on the OTC Bulletin Board.



FISCAL YEAR ENDED
DECEMBER 31                              COMMON STOCK
                                          High    Low

1998
        First Quarter                    $4.75   $3.62
        Second Quarter                    4.20    2.75
        Third Quarter                     3.62    2.25
        Fourth Quarter                    2.50    1.37

1999
        First Quarter                    $2.56   $1.50
        Second Quarter                    2.16    1.37
        Third Quarter                     4.25    2.06
        Fourth Quarter                    3.88    2.12


    The Company had 83 registered shareholders of Common Stock on April
6, 2000. The Company has not paid any dividends to date. For the foreseeable future, it is anticipated that earnings, if any, will be used to finance the growth of the Company and that cash dividends will not be paid to stockholders.

Sales of Securities

    On November 19, 1999, the Company sold 50,000 shares of Pamet Systems Common Stock at a price of $2.00 per share and warrants to purchase 50,000 shares of Common Stock at the exercise price of $2.50 for a total of $100,000 to one entity, which is an accredited investor as defined in Rule 501(a) under the Securities Act of 1933, as amended (the "Act"). The issuance was exempt from registration requirements of the Act pursuant to Section 4(2) thereof.

    On November 30, 1999, the Company sold 175,000 shares of Pamet Systems Common Stock at a price of $2.00 per share and warrants to purchase 175,000 shares of Common Stock at the exercise price of $2.50 for a total of $350,000 to one entity, which is an accredited investor as defined in Rule 501(a) under the Securities Act of 1933, as amended (the "Act"). The issuance was exempt from registration requirements of the Act pursuant to Section 4(2) thereof.

    On December 14, 1999, the Company sold 100,000 shares of Pamet Systems Common Stock at a price of $2.00 per share and warrants to purchase 100,000 shares of Common Stock at the exercise price of $2.50 for a total of $200,000 to one entity, which is an accredited investor as defined in Rule 501(a) under the Securities Act of 1933, as amended (the "Act"). The issuance was exempt from registration requirements of the Act pursuant to Section 4(2) thereof.

    On December 23, 1999, 40,000 shares of Pamet Systems Common Stock were issued to an investor who exercised his warrants in connection with a warrant solicitation program whereby the Company offered the warrant holder a 20% discount to exercise the warrants associated with an earlier securities purchase agreement. The issuance was exempt from registration requirements of the Act pursuant to Section 4(2) thereof.


[Inside back cover]

                                Corporate Information

Board of Directors

Bruce J. Rogow
Chairman of the Board
Executive Managing Principal, Rogow Opportunity Capital

David T. McKay
President, Chief Executive Officer,
And Director

Richard C. Becker
Vice President
Treasurer, Director, and Assistant Clerk

Dr. Stanley J. Robboy
Director
Professor of Pathology, Obstetrics, and Gynecology and Vice Chairman, Department of Pathology, Duke University Medical Center

Dr. Joel B. Searcy
Senior Advisor
Director

Dr. Davinder Sethi
Director
Independent Advisor


Officers

David T. McKay
President and Chief Executive Officer

Richard C. Becker
Vice President
Treasurer, Director, and Assistant Clerk



Corporation Information

For a copy of the Company's Form 10-KSB for fiscal 1999 or other information about the Company contact,

Investor Relations
Pamet Systems, Inc.
1000 Main Street
Acton, MA  01720
(978) 263-2060


Auditors

Carlin, Charron & Rosen LLP
446 Main Street
Worcester, MA  01608


Transfer Agent

Continental Stock Transfer & Trust Company
2 Broadway
New York, NY  10004


Pamet Systems, Inc. Offices

Headquarters
1000 Main Street
Acton, MA  01720
(978) 263-2060

101 Southhall Lane
Suite 400
Maitland, FL 32751
(407) 667-4863


Legal Counsel

Swidler Berlin Shereff Friedman, LLP
405 Lexington Avenue
New York, NY  10174


Stock Listing

Pamet Systems, Inc. stock is traded on the NASDAQ OTC (Symbol:PAMT)


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[Back Cover]

Pamet Systems, Inc.

         1000 Main Street, Acton, MA  01720
         (978) 263-2060  FAX: (978) 263-4158